SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 6

TO

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R500

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee (**)

$306,154.43	$35.48

(*)	Represents value of actual number of fractionalized shares redeemed.
(**)	The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.55	Filing Party: Pendrell Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: April 14, 2017

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Pendrell Corporation, a Washington corporation (the “Company”) on December 13, 2017 to amend the prior Schedule 13E-3 filed on November 1, 2017 (the “Schedule 13E-3”), which described a 1-for-100 reverse stock split of the Company’s common stock (the “Reverse Stock Split”).

On November 30, 2017, the Company’s Board of Directors (our “Board”) approved the implementation of the Reverse Stock Split. The Company filed with the Secretary of State of the State of Washington Articles of Amendment to its Articles of Incorporation, pursuant to which the Company effected the Reverse Stock Split, effective as of 5:00 p.m., Pacific time, on November 30, 2017 (the “Effective Time”).

The Reverse Stock Split reduced the number of outstanding shares of the Company’s common stock from approximately 24.4 million shares to approximately 240,000 shares. The CUSIP number for the Company’s Class A common stock was changed to 70686R500 and the CUSIP number for the Company’s Class B common stock was changed to 70686R609. The change to the CUSIP number and the impact of the Reverse Stock Split was evidenced on the NASDAQ Stock Exchange on December 5, 2017. Shareholders who hold shares fractionalized by the Reverse Stock Split (those shareholders with a share count not evenly divisible by 100) did not receive fractional shares. Instead, the fractionalized shares were cancelled and converted into the right to receive a cash payment equal to $6.73 per fractionalized share.

The Company’s transfer agent, Computershare, will act as exchange agent to implement the exchange of stock certificates or book entry shares, and payment for fractional shares. Beginning at the Effective Time, each certificate representing shares of the Company’s common stock before the Reverse Stock Split will automatically be deemed for all corporate purposes to evidence ownership of one-one-hundredth (1/100) of the shares evidenced by such certificate immediately prior to the Effective Time, rounded down to the nearest whole share. All shares issuable upon exercise of outstanding stock options, and the exercise price per share, will be proportionately adjusted to reflect the Reverse Stock Split. In addition, outstanding restricted stock units will be proportionately adjusted to reflect the Reverse Stock Split.

Capitalized terms used and not otherwise defined in this Amendment No. 6 to Schedule 13E-3 have the meanings ascribed to such terms in the Schedule 13E-3. Information contained in (i) the Company’s amended definitive proxy statement filed on Schedule 14A filed on May 22, 2017, (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed by the Company on March 15, 2017, and (iii) the Company’s quarterly reports on Form 10-Q filed by the Company on April 28, 2017, July 28, 2017 and October 25, 2017 is incorporated into this Schedule 13E-3 by reference.

Item 1. Summary

The information set forth in the Summary of Schedule 13E-3 is amended as follows:

On November 30, 2017, the Board determined that the Reverse Stock Split will be effective as of the Effective Time, and that the Floor Price of $6.73 will be the price paid by the Company for each fractionalized share, as the Floor Price exceeded the weighted average trading price during the Pricing Window.

Item 4. Terms of Transaction

(a)	Material Terms. The information set forth in Section 4(a) of Schedule 13E-3 is amended as follows:

On November 30, 2017, the Board determined that the Reverse Stock Split will be effective as of the Effective Time, and that the Floor Price of $6.73 will be the price paid by the Company for each fractionalized share, as the Floor Price exceeded the weighted average trading price during the Pricing Window.

Item 8. Fairness of the Transaction

(a)	Approval of Directors. The information set forth in Section 8(a) of Schedule 13E-3 is amended as follows:

On November 30, 2017, the Board determined that the Reverse Stock Split would be effective as of the Effective Time.

Item 13. Financial Statements

(a)	Financial Information. The information set forth in Section 13(a) of Schedule 13E-3 is amended as follows:

The audited financial statements and unaudited interim financial statements in the Prior Filings are incorporated by reference into this amendment.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: December 13, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary